FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

November 28, 2007

Item 3: News Release:

A news release dated and issued on November 28, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Ventures Completes 7,000 Meter Drill Program on Copper Project in the Democratic Republic of Congo (DRC)

Item 5: Full Description of Material Change:

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7,000 meter reverse circulation drilling program completed.

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Samples being sent to ALS Chemex Laboratories in South Africa for analysis

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Drill results expected in December

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Currently negotiating property acquisitions in the DRC

November, 28, 2007, Vancouver, BC -- El Niño Ventures Inc. ("El Niño") (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the completion of a 7,000 meter reverse circulation drill program on its Copper project, in the Democratic Republic of Congo.

All drill chip samples are being collected under strict supervision and will be assayed by ALS Chemex laboratories in South Africa. ALS Chemex is an internationally recognized and respected assay company. Results should start coming in towards the end of December.

Jean Luc Roy, President of El Nino states, "I am very pleased that we were able to complete 7,000 meters of drilling this season, it is a testament to our very efficient team in the DRC.  The company's goal was to fast-track the initial exploration on our licenses and I strongly believe that by achieving our goal we have demonstrated our ability to operate in the DRC. This initial drill program will give our technical team substantial information which will be used to plan and prepare our 2008 exploration program. The next few months will be used to compile the data from the initial drill program during which we will also seek to increase our land position in the DRC."

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 28th day of November 2007.